INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

October 1, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File No. 811-21719 (the “Registrant”)
on behalf of the Ramius Strategic Volatility Fund

This letter summarizes the comments provided by Mr. Bo Howell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 24, 2012, regarding Post-Effective Amendment No. 269 to the Registrant’s Form N-1A registration statement with respect to the Ramius Strategic Volatility Fund series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 288 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Investment Objective

1.  Describe or provide examples of “absolute returns” and “adverse equity markets”.

Response:  The objective has been modified as shown below:

The investment objective of the Fund is to achieve a positive ~~absolute~~ return in an extended  ~~adverse~~ unfavorable equity markets (such as a long-term decline in the equity markets) while minimizing the cost of providing such protection in other market environments.

Fee and Expense Table

2.  Please include, as an exhibit to the Amendment, a copy of the fee waiver agreement between the Fund and its investment adviser that is referenced in the footnote to the fee and expense table and confirm that the contractual agreement period is for at least one year.

Response:  The Registrant has included a copy of the fee waiver agreement with the Fund’s investment advisor, Ramius Alternative Solutions LLC (the “Adviser”), as an exhibit to the

Amendment.  The Registrant confirms that the contractual waiver will be in effect for longer than one year from the Fund’s start date.

3.  Include CDSC amount in the table, not as a footnote (see footnote #1 for Class A Shares).

Response:  The table has been amended as suggested.

4.  Confirm whether the Fund pays the advisory fee directly to the Fund’s wholly-owned subsidiary (the “Cayman Subsidiary”).  If yes, disclose how changes are approved (trustees or shareholders).

Response:  Each of the Fund and the Cayman Subsidiary will directly pay the Adviser an advisory fee pursuant to an investment advisory agreement at an annual rate of 1.20%   of the average daily net assets of the Fund and the Cayman Subsidiary, respectively. However, the Adviser has contractually agreed, for so long as the Fund invests in the Subsidiary, to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary. This undertaking may not be terminated unless the Adviser obtains the prior approval of the Trust’s Board of Trustees.

Principal Investment Strategies – Summary Section

5.  With respect to the swap agreements, disclose the basis the Fund will use to segregate assets (notional values or cash settled daily mark-to-market values).

Response:  The following disclosure has been added:

To calculate the obligation value to segregate liquid assets, the cash settled daily mark-to-market values will be used except for selling protection on credit default swaps. The notional value will be used to segregate liquid assets for selling protection on credit default swaps.

6.  Provide a few examples or describe the types of indexes used for the swap agreements similar to the disclosure in the back section.

Response:  The following disclosure has been added:

The Fund will invest in swap agreements primarily relating to three types of indexes, which can be classified as follows:

•
Core Volatility: These indexes in general seek to provide returns that are positively correlated with volatility (principally volatility of the broad equity markets) and negatively correlated with the S&P 500 Index.

•
Dynamic Volatility: These indexes seek to have dynamic exposure to volatility, which means they are expected to change their exposures to volatility based on market conditions. These indexes seek to build long volatility exposures during periods of extended high volatility in the broader equity markets and to reduce exposure to volatility during periods of low volatility in the broader equity markets.

•
Carry: The Fund intends to use these indexes to seek to create positive returns in both extended and short-term positive equity markets, thereby helping to offset the costs of utilizing the core and dynamic volatility strategies. These may include indexes that seek to take advantage of certain structural market inefficiencies, but the Advisor may in its discretion select indexes based on other types of strategies in order to create positive returns.

7.  Explain why swap agreements relating to non-volatility indexes is appropriate given the Fund’s name has the term “volatility” in it.

Response:  The Fund is called the Ramius Strategic Volatility Fund.  This means that the Fund seeks to capture long volatility exposure in a strategic manner.  As a general matter, volatility loses value when the markets are performing well.  Therefore, while the Fund intends to invest a portion of its assets in long-volatility investments, the Fund may also invest in certain swap agreements on indexes unrelated to volatility so that the Fund can attempt to be profitable (or less unprofitable) in positive  markets.

8.   With respect to the commodity linked swaps, disclose if the Fund intends to derive at least 90% of its gross income from qualifying assets as defined by Subchapter M.

Response:  The following disclosure has been added:

The Fund intends to qualify each year to be treated as a regulated investment company under Subchapter M of the Code by complying with all applicable requirements of the Code, including, among other things, requirements as to the sources of the Fund’s income, diversification of the Fund’s assets and timing of Fund distributions.

Portfolio Construction – Summary Section

9.  Define “algo” or describe the algo underlying each index.

Response:  The Registrant notes that “algos” are defined in the paragraph immediately preceding the “Portfolio Construction” section as rule based algorithmic strategies used by third party banks and financial institutions to develop various indexes with respect to which the Fund  enters into swap agreements.

Investment Types

10.  With respect to the Fund’s swap agreements, confirm via written response the basis the Fund will use to segregate assets (i.e., notional values or cash settled daily mark-to-market values).

Response:  To calculate the obligation value to segregate liquid assets, the cash settled daily mark-to-market values will be used except for selling protection on credit default swaps. The notional value will be used to segregate liquid assets for selling protection on credit default swaps.

11.  Provide the limitation, if any, in a single counterparty and the basis to value (notional values vs. daily mark-to-market values).

Response:  The following disclosure has been added:

The Fund intends to limit its exposure to a single counterparty to no more than [25%] of its total assets.

12.  Disclose the credit quality of the fixed income investments in which the Fund will invests.

Response:  The following disclosure has been added:

The Fund’s investment in these fixed income securities will be rated at the time of purchase BBB- or higher by Standard & Poor’s Rating Group or another nationally recognized statistical rating organization, or, if unrated, determined by the Advisor to be of similar quality.

Principal Risk of Investing – Summary Section

13.  Provide risk disclosure for interest rate risk and call risk for fixed income securities.

Response:  The following disclosure has been added:

•
Interest rate risk.  Prices of bonds tend to move inversely with changes in interest rates.  Typically, a rise in rates will adversely affect bond prices and, accordingly, the Fund's share price.  The longer the effective maturity and duration of the Fund's portfolio, the more the Fund's share price is likely to react to interest rates.

•
Call risk.  Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date.  If an issuer "calls" its bond during a time of declining interest rates, the Fund might have to reinvest the proceeds in an investment offering a lower yield, and therefore might not benefit from any increase in value as a result of declining interest rates.  During periods of market illiquidity or rising interest rates, prices of "callable" issues are subject to increased price fluctuation.

General Comments Related to the Cayman Subsidiary

14.  Confirm how the Fund will account for the Cayman Subsidiary.  For example, will the Cayman Subsidiary’s financial statements be consolidated within the Fund’s financial statements?

Response:  The Registrant confirms that the wholly-owned Cayman Subsidiary’s financial statements will be consolidated with the Fund’s financial statements.

15.  Explain the basis of the income derived from the Cayman Subsidiary in light of the IRS private letter ruling suspensions. Confirm if a legal opinion regarding the tax treatment has been obtained.

Response:  To qualify for the tax treatment available to regulated investment companies under the Internal Revenue Code of 1986, as amended (the “Code”), the Fund must derive at least 90% of its gross income for each taxable year from sources treated as “qualifying income.”  Income derived from direct investments in commodities is not “qualifying income.”  The IRS has issued private letter rulings concluding that income derived by a regulated investment company from a wholly owned subsidiary, such as the Cayman Subsidiary, that invests in commodities and commodity-linked derivatives constitutes “qualifying income.”  Each of these private letter rulings applies only to the taxpayer that requested it and may not be used or cited as precedent.

The Fund understands that the IRS has suspended the issuance of such rulings and is reviewing its policy in this area.  The Fund has not applied for or received such a ruling from the

IRS, and has not determined whether to seek such a ruling if the IRS were to resume issuing such rulings.  The Fund intends to take the position that income from its investments in the Cayman Subsidiary will constitute “qualifying income,” even though the Cayman Subsidiary may not distribute all of its income and gains that are included in the Fund’s income for U.S. federal income tax purposes.  The Fund has not sought an opinion of the Fund’s counsel regarding this position.

16.  Confirm that all the Cayman Subsidiary expenses are included in the fee schedule.

Response:  The Registrant confirms that the all the expenses for the Cayman Subsidiary are included in the fee schedule.

17.  Confirm that the Board of Directors of the Subsidiary will sign the Registration Statement and all post-effective amendments related to the Fund.

Response:  The Registrant confirms that the Board of Directors of the Cayman Subsidiary will sign the Registration Statement and all post-effective amendments related to the Fund.

18.  Confirm that the Cayman Subsidiary will file consent to service of process and will consent to examination of its books and records.

Response:  The Registrant confirms that the Cayman Subsidiary will file consent to service of process and will consent to examination of its books and records.

19.  Confirm that the Cayman Subsidiary will have the same custodian and independent auditor as the Fund.

Response:  The Registrant confirms that the Cayman Subsidiary will have the same custodian and independent auditor as the Fund.

20.  Confirm that the Cayman Subsidiary will comply with Sections 10 and 16 of the 1940 Act related to the board of directors.

Response:  Because the Cayman Subsidiary is not required to be registered as an investment company under the 1940 Act, it is not required to comply with Section 10 and Section 16 of the 1940 Act, relating to the composition and election of its Board of Directors, respectively. The Fund believes it would not be provided with any added protections by virtue of having independent directors on the board of the Cayman Subsidiary or having the directors of the Cayman Subsidiary approved by the shareholders of the Fund. To avoid additional complexity and expense, employees of the Advisor will serve as the board of directors of the Cayman Subsidiary. Such a structure allows the board of directors of the Cayman Subsidiary to convene meetings as necessary without the expense of convening a meeting of the Board of Trustees of the Registrant. The directors of the Cayman Subsidiary are appointed by, and serve at the pleasure of, the Registrant's Board of Trustees.

The Cayman Subsidiary is wholly-owned by the Fund and is under the complete control of the Fund, as the sole shareholder of the Cayman Subsidiary. The Cayman Subsidiary cannot take any extraordinary action without the consent of the Registrant and its Board (including its independent Trustees), which oversees the operations of the Cayman Subsidiary. The Board of Trustees of the Registrant could at any time direct the withdrawal of the assets of the Fund from the Cayman Subsidiary, in the unlikely event that the Cayman Subsidiary were to act in a manner that was inconsistent with the interests of the Fund.

The 1940 Act requires registered investment companies to have a particular amount of independent directors to police conflicts of interest as a general matter and take specific actions ( e.g., select independent accountants, and approve and renew advisory contracts). The Fund notes that many of the specific functions to be performed by independent directors of the Cayman Subsidiary would in essence be performed by the independent Trustees of the Registrant ( e.g., the independent auditors of the Registrant, as selected by the Registrant’s independent Trustees, will also audit the Cayman Subsidiary's financial statements, which will be consolidated with those of the Fund, and the Registrant’s independent Trustees approved the advisory agreement, and will consider future renewals of the advisory agreement, of the Cayman Subsidiary).

21.  Confirm that the Cayman Subsidiary will comply with all the 1940 Act requirements along with the Fund

Response:  The Fund hereby confirms that the Cayman Subsidiary and the Fund will comply with the relevant provisions of the 1940 Act.

Your Account With The Fund

Payment of Redemption Proceeds

22. Clarify that if a redemption request is returned because the investment check has not cleared, the redemption request will need to be “re-submitted” after the check has cleared rather than submitted.

Response:  The disclosure has been amended as suggested.

Tools to Combat Frequent Transactions

23.  Disclose whether the Board has adopted a policy to prevent market timing and if they have, provide specific information of the policy such as maximum number of annual round trips.

Response:  The following disclosure has been added:

The Fund’s Board of Trustees has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders.  The Fund discourages excessive, short-term trading and other abusive trading practices that may disrupt portfolio management strategies and harm the Fund’s performance.  The Fund takes steps to reduce the frequency and effect of these activities in the Fund.  These steps may include monitoring trading activity and using fair value pricing.  In addition, the Fund may take action, which may include using its best efforts to restrict a shareholder’s trading privileges in the Fund, if that shareholder has engaged in four or more “round trips” in the Fund.  Although these efforts (which are described in more detail below) are designed to discourage abusive trading practices, these tools cannot eliminate the possibility that such activity may occur.  Further, while the Fund makes efforts to identify and restrict frequent trading, the Fund receives purchase and sale orders through financial intermediaries and cannot always know or detect frequent trading that may be facilitated by the use of intermediaries or the use of group or omnibus accounts by those intermediaries.  The Fund seeks to exercise its judgment in implementing these tools to the best of its ability in a manner that the Fund believes is consistent with shareholder interests.

Back Cover

24  Update the zip code for the SEC address to 20549-1520.

Response:  The zip code for the SEC address has been updated.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund

Compensation [Trustees]

25.  Reconcile and update, as appropriate, the table setting forth total compensation paid by the Trust to the Trustees.

Response:  The Trustee compensation table has been updated.

Compensation [Portfolio Managers]

26.  Describe with specificity the criteria on which a bonus is based for the portfolio managers.  For example, disclose whether bonuses are based on: 1) a pre- or after-tax performance over a certain time period, 2) the value of assets held, or 3) the performance compared to a benchmark over a period of time (identify benchmark and period).

Response:    The following disclosure has been added:

The bonus component of the incentive compensation is based on revenue generated by the portfolio managers, which is based on the value of assets under management and performance.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360